SUPERMUSH

I'M DYING TO GET INTO YOUR MOUTH

1/8 Of The Population Suffers From Mental Illness

Our world misunderstands energy.

We live in a society that’s focused on symptom management rather than root cause.

We're marketed substances that create spikes and crashes, leaving us in a cycle that is detrimental to our physical and mental well-being.

Younger generations are suffering from mental health issues more than any other.



42% of Gen Z in the U.S
Has A Diagnosed Mental Health Condition
50%
40%
30%
20%
10%
0%
34%
43%
37%
32%
19%
All adults
Ages 18-34
Ages 35-44
Ages 45-64
Age 65+
Source: Aetna's Health Pulse Survey Results 2021

Cavemen Didn't Take Supplements... But They Did Consume 🍄

Our hormones, our nervous system, and our immune system relied on the health benefits of fungi for 20,000 thousand years during the most vital periods of human development.

Then somewhere along the line we took them out of our diet...



INTO THE MULTIVERSE

NO BRAND INNOVATION

same design, same ingredients, same form factor



HOST DEFENSE Mushrooms
MYCOMMUNITY
A 17-Species Multi Mushroom Complex
HOST DEFENSE Mushrooms
MYCOMMUNITY
nutriflair
Premium
MUSHROOM COMPLEX
Stonehenge HEALTH
DYNAMIC MUSHROOMS
With Maximum Strength Lion's Mane Fruiting Body Extract
REALMUSHROOMS
5 DEFENDERS
IMMUNE STRENGTH
NOW
Cordyceps
750 mg
Healthy Immune Support
NORDIC NATURALS
ENERGY
MUSHROOM COMPLEX
U.S. GROWN MUSHROOMS
ADAPTOGENIC SUPPORT
VEGAN
60 CAPSULES • DIETARY SUPPLEMENT
ENERGY
MUSHROOM COMPLEX
blend of cordyceps, L-carnitine & NADH
Double Wood
MUSHROOM MAX
1000 mg per serving
120 Capsules
Dietary Supplement
NATURE'S TRUTH
Super 8
MUSHROOM COMPLEX
MAITAKE, REISHI, SHIITAKE, CHAGA, LION'S MANE, CORDYCEPS, OYSTER, & TURKEY TAIL MUSHROOMS
60 VEGETARIAN CAPSULES


If reducing anxiety, fostering self-compassion, and cultivating more presence are priorities for you, try SuperMush
- Parade
SUPER MUSH
daily chill mouth spray

🍄 Can Change The 🌎

SUPERMUSH is our lifestyle brand of superfood mushroom supplements.


SUPER MUSH
daily energy
SUPER MUSH
daily immunity
SUPER MUSH
daily chill




SUPERMUSH
CALIFORNIA
CALIF VW


SUPERMUSH
THE CHOICE IS YOURS
creativity
flow
energy • mood • connection
focus • clarity • motivation
functional mushroom mints • no added sugar
SUPER MUSH
daily creativity mints
SUPER MUSH
daily flow mints



I'M DYING TO GET INTO YOUR MOUTH.

meet the fam



SUPER MUSH
daily energy
mouth spray
1 FL OZ / 30 ML
TANGERINE CRUSH
SUPER MUSH
daily immunity
mouth spray
1 FL OZ / 30 ML
CINNAMON TOAST
SUPER MUSH
daily chill
mouth spray
1 FL OZ / 30 ML
HIBISCUS DREAM



SUPER MUSH
daily creativity mints
24 mints made with cordyceps, reishi, maca + bacopa
MUSHROOM SUPPLEMENT
SUPER MUSH
daily flow mints
24 mints made with lion's mane, reishi, rhodiola + bacopa
MUSHROOM SUPPLEMENT

ENERGY IMMUNITY CHILL CREATIVITY FLOW

Mouth Sprays

Mints

INTO THE MULTIVERSE


ENERGY
instead of this
· up to 200mg of caffeine per serving
try this
· <5mg of caffeine per serving from green tea
IMMUNITY
instead of this
1000mg Vitamin C
· 6 grams of sugar per serving
try this
· <.05 grams of sugar per serving
CHILL
instead of this
· prolonged drowsiness & morning grogginess
try this
· no drowsiness, wake up feeling fresh AF
CREATIVITY
instead of this
· can cause disorientation & anxiety
try this
· feel connected, creative, & vibrant without anxiety
FLOW
instead of this
ADDERALL XR
25 mg
· may increse heart rate & cause trouble sleeping
try this
· Cruise into flow state & sharpen up your brain without increasing heart rate

find us at

EREWHON

- Los Angeles
- Silver Lake
- Venice
- Palisades
- Santa Monica
- Calabasas
- Studio City

URBAN OUTFITTERS

Central Market H-E-B

amazon

GEORGE GREGORY

thrive wellness

GLW
GIRLS LIVING WELL

POP UP grocer

RESTORE
yoga + wellness

THE LUNA COLLECTIVE

BONEYARD


SUPERMUSH
What's cookin' good lookin'? Your energy is Embrace the magic and drink in this glorious day. Mush love,
SUPERMUSH
EREWHON
SUPERMUSH Cinnamon Toast Latte
FREE FOR MEMBERS
EREWHON

Feb collab boosted us to #2
mushroom supplement at Erewhon

💰 Progress And Pathway To Profitability


$20-25M+
$10M+
$3.7M
$1.2M
PROJECTIONS
PROJECTIONS
PROJECTIONS
2022
2023
2024
2025

Forward-looking projections cannot be guaranteed.

📈 Metrics

PRODUCT MARGIN
82%

GROSS MARGIN
62% (Includes Shipping)

RUN RATE
$1.7M

MRR
38%

CAC
$43

AOV
$60

Backed by Industry Leaders

Our Mycelium Network

Select current investors


Jarret Christie
Vibrant Ventures


Ba Minuzzi
UMANA


Akash Nigam
Humans VC


Jody Levy
Summit / WTR MLN WTR


Gerard Adams
Elite Daily


Julie Smolyansky
Lifeway Foods


Tara Tersigni
Bobbi Brown/ La Cosa Ventures


Auston Matthews
NHL / Toronto Maple Leafs


Dr. Christian Gonzalez
Naturopath & Integrative Oncology


Devon Levesque
DML Group


Steven Vigilante
Olipop


Ryan Lewendon
GL Group


Andrew Merinoff
Dispact Ventures


Jess Holtz
CAA


Braxton Berrios
NFL / NY Jets


Connor Saeli
Waterboy


Anthony Gustin
Perfect Keto/Surely


Jeffrey Perlman
Zumba


Robbie Bent
OtherShip


Oliver Trevena
Cali Water/DogPound


Josh Wand
Force Brands


Steven Kotler
Best-Selling Author


Max Lugavere
Top Podcast Host & Best-Selling Author


Gunnar Lovelace
Thrive Market


Brendan Brazier
Vega/101 Cider/ Pulp Culture


Jordan Brown
Hu


Jeremy Gardner
Mystic Ventures

Education & Epic Content is Key

>100K downloads

YouTube Spotify Apple Podcasts


Into The Multiverse Podcast
INTO THE MULTIVERSE
Psychedelics & Mental Health - W
Into The Multiverse Podcast


@noahcyrus

📈 Community Growth

(Collective Community)



INSTAGRAM

106K

TIKTOK

117.7K

PODCAST

100K Podcast downloads since launch in November 21

EVENTS

2,000 In-person event attendees

We think about community like a product.


SUPERMUSH

The World Catching On To Our Good Vibrations...

POPSUGAR.

35 Must Haves For Managing Stress, Straight From Our Editors

Bloomberg

With Magic Mushrooms, Small Businesses Lead, Hoping Laws Will Follow

PSYCHEDELIC SPOTLIGHT

FUNCTIONAL FUNGI AND MICRODOSING FOR OPTIMAL WELLBEING WITH ALLI SCHAPER, INTO THE MULTIVERSE

Herb

Spray A Daily Dose Of Good Vibes With SuperMush

METRO

Mushrooms are the big wellness trend of 2022 – here's what they can do

Bloomberg

Mushrooms as Medicine? Supplement Makers Promise Major Health Benefits

happi

Mushrooms As Part of Healthy Diet, Wellbeing and Skin Care Routines

RollingStone

RS RECOMMENDS

RS Recommends: The Best Mushroom Supplements (and Why They Work)

Parade

What's the Deal With Functional Mushrooms, and How Do They Work for Anxiety Relief? Here's What the Research Says

Founders



Alli Schaper
Co-Founder + CEO

- 2x founder, co-founder of Microdosing Collective nonprofit, former-consultant at EY.
- Work featured in Forbes, National Geographic, Well+Good, Rolling Stone, Goop, Bloomberg and more
- CPA & Masters in Accounting from UT Austin
- Podcast host, speaker, event producer

- 2x founder, 1 exit, raised $4M+ for past companies
- #1 Amazon bestselling author:'Takeaways: Secret Truths from Leading a Startup'
- Prominent CPG investor



Brian Friedman
Co-Founder + CPO

EY LOOPD aventri Bloomberg Forbes RollingStone

MUSH MORE COMING...

SPROUTS FARMERS MARKET

(2023)

WHOLE FOODS MARKET

(2023/2024)

TARGET

(2024/2025)

Forward-looking projections cannot be guaranteed.

Channels That Will Help Us Scale

2023

- Mints
- Gummies
- Merch drops
- Events

2024

(Hit profitability Q1)

- Lollipops
- Tongue Tabs
- Merch drops
- Podcast sponsorship
- Events

2025

(Benefits and Flavor Profiles)

- Lozenges
- Existing SKU Expansion

GOAL

Keep product margin above 70% and each SKU COG below $4

GROWTH LEVERS

TikTok, Festivals, Retail, Celebrity and Collaborations

D2C/RETAIL

Forward-looking projections cannot be guaranteed.

Start at 10% retail in 2023 and scale to 30% by 2024


INTO THE MULTIVERSE


SUPER MUSH
daily creativity mints
SUPER MUSH
daily flow mints
SURFER



FIRST 14 MONTHS IN BIZ = $1.5M OF MUSHROOMS SPRAYED INTO MOUTHS ACROSS THE WORLD



WE'RE JUST GETTING STARTED...

🍄 A Mushrooming Market 🍄


$29B
in 2022
CAGR of 8.04%
$37B
Globally by 2025

Functional Mushrooms
(Supplements & CPG)

We're raising to accelerate our growth & bring more 🍄 magic to the 🌎

Raising a $3M SAFE note at a $8M pre-money valuation.

Use of Funds (2023)

MARKETING

52% Social / Paid Ads / Grassroots Events / Internal Team Salaries

OPERATIONS

8% Brand Manager / Design / Creative

G&A

14% Legal / Insurance / Contractors / Founder Salaries

COGS

26% Ingredients / Packaging / Shipping / Formulation / Merch





Mush More Than Meets The 👁

We believe that together as a community we can overcome our planet's most challenging problems. But first, we must heal ourselves.

By opening our minds and healing our bodies through fungi, we are wildly optimistic about the future.

-Brian & Alli





Brian Friedman
Co-Founder + CPO

Alli Schaper
Co-Founder + CEO

CONNECT WITH US: @brianmfriedman @allischaper


Mush Love,
Step Into The Multiverse With Us
SUPER MUSH
SUPER MUSH
daily immunity
mouth spray

Appendix



SUPER MUSH
daily chill
daily immunity
daily energy

BROUGHT TO YOU BY...

INTO THE MULTIVERSE

Let's Walk Back To The Wild Side...

Mushrooms are a vital part of our overall immune system, healthy gut flora, and have a long list of benefits to enhance your well-being with everything from focus 🧠 to energy ⚡ to sleep 😴.

We created the cleanest, most delicious products to help get that daily dose of mushies back into your world.

Want to be involved in some good vibrations 🌈?



Watch our SuperMush music video here

INTO THE MULTIVERSE



INTO THE MULTIVERSE
YPO
YPO
wonder sciences
INTO THE MULTIVERSE
The Future of Psychedelic Wellness
Dinner Series

SuperShine


SUPERSHINE | SuperMush x JuneShine -
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SXSW


SuperMush x SXSW
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SuperMush Sundays

Community Block Parties


SuperMush Sunday Block Party
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SuperMush Sunday 2.0
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DREAM POPS
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Into The Multiverse Psychedelic Community Events


Into The Multiverse: The Future of Psychedel...
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INTO THE MULTIVERSE
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Click to watch Chapter 1 recap ↑


Chapter 2 - Into The Multiverse: The Future o...
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INTO THE MULTIVERSE
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Click to watch Chapter 2 recap ↑


Chapter 3 - Into The Multiverse: The Future o...
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Click to watch Chapter 3 recap ↑

INTO THE MULTIVERSE

In the wild...


SUPER MUSH
daily chill mouth spray
hibiscus dream
daily energy mouth spray
tangerine crush
daily immunity mouth spray
cinnamon toast
SUPERMUSH
I'm dying to get into your mouth.
supermush.com
Nowita Ct
SUPERMUSH
supercharge with mushrooms
supermush.com
LAMAR

MULTIVERSE



EVERYDAY DOSE
MUSHROOM LATTE
GOLDMINE
Adaptogen Powder
EASE STRESS. FEEL BETTER
HERBL
MUSHROOM JERKY
ORIGINAL
ACTIVATE
CORDYCEPS
LION'S MANE
CHAGA
plant people
clear focus



MULTIVERSE
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- 60+ active brand partners
- 350+ active products

Fungi Are Disrupting Every Industry...



SHROOMY



FOUR SIGMATIC
PLANT-BASED PROTEIN
WITH SUPERFOODS



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chill bites

yourmultiverse.com



Step Into The Multiverse: The Future is Fungi
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STEP INTO THE MULTIVERSE:
THE FUTURE IS FUNGI
Watch on YouTube

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2022 Team Vision Board
Free People
SPROUTS FARMERS MARKET
A24
AUSTIN CITY LIMITS
DR. BRONNER'S ALL-ONE!
LEGALIZE Psychedelics
MADHAPPY
A-Fest
mindvalley
Banza
POP UP grocer
EREWHON
OUTERKNOWN
URBAN OUTFITTERS
TikTok
tiny desk concerts
NFT
Recess
fragmentdesign
MEETDELIC 2022
TEKSUPPORT

2023 Team Vision Board



TSC PODCAST EP. 324
ALMOST 30
JUNE SHINE
Numinus
feat
BRAIN-DEAD
Free People
AUSTIN CITY LIMITS
HAVE A GOOD TRIP
ADVENTURES IN PSYCHEDELICS
WHOLE FOODS MARKET
MC INSPIRED
COLLAGE
SCHOOL OF PARIS
SPROUTS FARMERS MARKET
JAY SHETTY
JOLLY RANCHER
bonnaroo
isolation
AVIATOR NATION
MIAMI, FL
LEGALIZE
Psychedelics
EREWHON
SNACKS
TREATS
Online Ceramics
To
Everywhere
SUPERMUSH